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                              August 6, 2021

       Stephen Christoffersen
       Chief Executive Officer
       Western Acquisition Ventures Corp.
       42 Broadway, 12th Floor
       New York, New York 10004

                                                        Re: Western Acquisition
Ventures Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 13,
2021
                                                            CIK No. 0001868419

       Dear Mr. Christoffersen:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted July 13, 2021

       Capitalization, page 74

   1. We note that you are offering 15,000,000 shares of common stock as part of your initial public offering of
units, but only show 14,644,791 shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
15,000,000 shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Stephen Christoffersen
Western Acquisition Ventures Corp.
August 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Ameen Hamady at (202) 551-3891 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen Christoffersen
                                                             Division of
Corporation Finance
Comapany NameWestern Acquisition Ventures Corp.
                                                             Office of Real
Estate & Construction
August 6, 2021 Page 2
cc:       Marc D. Hauser, Esq.
FirstName LastName